Contact

www.linkedin.com/in/nickcooney1
(LinkedIn)
www.levervc.com (Company)
nickcooney.com (Personal)
twitter.com/NickCooney2
(Personal)

Top Skills

Nonprofits
Community Outreach
Volunteer Management

Nick Cooney

Managing Partner, Lever VC
New York City Metropolitan Area

Summary

Nick Cooney is Founder and Managing Partner at Lever VC, whose $80 million USD Fund I invests in early stage companies in the alternative protein sector (plant-based and cultivated meat, egg and dairy companies, and related ingredients and technologies). Lever VC invests globally, with team members in the US, Hong Kong, mainland China, Singapore, Europe, Israel and Brazil. Nick has been working in the alternative protein space for 17 years. Entrepreneurs and startups interested in connecting with Lever VC about possible investment can reach the team and submit information about their company at: http://www.levervc.com .

Nick was previously the Co-Founder and former Board Chair of the Good Food Institute, the world's largest non-governmental organization working to grow the alternative protein space. He has invested in over 70 alternative protein deals around the world, including Beyond Meat, Upside Foods, THIS, NoCow, TurtleTree, and other category and market leaders. He currently serves on the boards of several portfolio companies in the space.

In his previous policy work in the alternative protein sector, Nick oversaw teams promoting plant-based products to consumers in North America, South America and Asia, and worked with major international food companies on adding more alternative proteins and other food policy improvements.

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Experience

Lever VC
Founder, Managing Partner
March 2018 - Present (5 years 2 months)
Lever VC is a USD $80m global venture capital fund making early stage investments in the alternative protein sector: plant-based and cultivated meat,

egg and dairy companies, and related ingredients and technologies. http://www.levervc.com

Lever Foundation
Member Board Of Directors
May 2018 - Present (5 years)

New Crop Capital
Co-Founder, Investment Committee Member
July 2015 - February 2018 (2 years 8 months)
Washington, DC

New Crop Capital is a private family office venture capital vehicle focused solely on clean meat and plant-based meat, egg and dairy companies. http://www.newcropcapital.com

The Good Food Institute
Co-Founder, Chairman of the Board
July 2015 - November 2017 (2 years 5 months)
Washington D.C. Metro Area

The Good Food Institute is the first non-profit focused on advancing the clean meat and plant-based meat, egg and dairy industries in order to reduce the harms of industrial animal agriculture. http://www.gfi.org

The Humane League
Founder, Executive Director
April 2005 - December 2011 (6 years 9 months)
Philadelphia

University of Pennsylvania
Food Entrepreneurship Program Coordinator
November 2003 - August 2005 (1 year 10 months)
Philadelphia, Pennsylvania, United States

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Education

Hofstra University
Bachelor's, Interdisciplinary Studies · (2000 - 2003)